U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

   Tiedemann                            Carl+*
   Tiedemann                            Hans+*
   Tiedemann Investment Group*

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   (Last)                           (First)              (Middle)

   535 Madison Avenue, 35th Floor
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                                    (Street)

   New York                                       N.Y.             10022-4212
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

     1-800-ATTORNEY, Inc. (Nasdaq: ATTY)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Year

        July 1, 2002 through October 1, 2002
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.
                                                                                                 Amount         6.
                                                                 4.                              of Securities  Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A. Deemed   3.           Disposed of (D)                 Owned          Form:     7.
                         2.            Execution    Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                         Transaction   Date,        Code         ------------------------------- Reported       (D) or    Indirect
1.                       Date          if any       (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security        (Month/       (Month/      ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)               (Day/Year)    Day/Year)    Code     V                   (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock, no par      7/02/02                  S            500       D     0.10               I      TCSF GP
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Common Stock, no par      7/03/02                  S            14,620    D     0.10               I      TCSF GP
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Common Stock, no par      7/08/02                  S            12,500    D     0.08               I      TCSF GP
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Common Stock, no par      7/08/02                  P            1,578     A     1.60               I      TCSF GP
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Common Stock, no par      7/09/02                  P            1,250     A     1.96               I      TCSF GP
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Common Stock, no par      7/11/02                  P            69        A     1.99               I      TCSF GP
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Common Stock, no par      7/11/02                  P            110       A     2.00               I      TCSF GP
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Common Stock, no par      7/11/02                  P            63        A     2.00               I      TSLPUS EG
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Common Stock, no par      7/11/02                  P            253       A     2.00               I      TSLPUS GP
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Common Stock, no par      7/11/02                  P            131       A     1.99               I      IRA
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Common Stock, no par      10/01/02                 P            5,061     A     0.64               I      TSLPUS EG
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Common Stock, no par      10/01/02                 P            134       A     0.65               I      TSLPUS EG
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Common Stock, no par      10/01/02                 S            5,195     D     0.65               I      TSLPUS GP
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                                                                                  22,858*#         I      IRA
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                                                                                   6,917*#         I      TCSF EG
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                                                                                   3,507*#         I      TCSF GP
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                                                                                  16,128*#         I      TSLPUS EG
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                                                                                  12,352*#         D      Direct CT
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====================================================================================================================================

                            (Print or Type Response)                      (Over)

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.         10.
                                                                                                          Number     Owner-
                                                                                                          of         ship
                                                                                                          Deriv-     Form
             2.                                                                                           ative      of
             Conver-                             5.                             7.                        Secur-     Deriv-  11.
             sion                                Number of                      Title and Amount          ities      ative   Nature
             or                                  Derivative    6.               of Underlying     8.      Bene-      Secur-  of
             Exer-                       4.      Securities    Date             Securities        Price   ficially   ity:    In-
             cise    3.       3A.        Trans-  Acquired (A)  Exercisable and  (Instr. 3 and 4)  of      Owned      Direct  direct
             Price   Trans-   Deemed     action  or Disposed   Expiration Date  ----------------  Deriv-  Following  (D) or  Bene-
1.           of      action   Execution  Code    of(D)         (Month/Day/Year)           Amount  ative   Reported   In-     ficial
Title of     Deriv-  Date     Date,      (Instr. (Instr. 3,    ----------------           or      Secur-  Trans-     direct  Owner-
Derivative   ative   (Month/  if any     8)      4 and 5)      Date     Expira-           Number  ity     action(s)  (I)     ship
Security     Secur-  Day/     (Month/    ------  ------------  Exer-    tion              of      (Instr. (Instr.    (Instr. Instr.
(Instr. 3)   ity     Year)    Day/Year)  Code V   (A)    (D)   cisable  Date    Title     Shares  5)      4)         4)      4)
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Explanation of Responses:

* The Reporting Persons disclaim beneficial ownership of these securities except to the extent of their pecuniary interest therein.

+ Principal of the General Partner of the Investment Managers to the investment management entities in whose accounts these securities are held.

# This share totals reflect the impact of a reverse stock split of 8 shares for one share of the Issuer conducted on July 31, 2002.


 /s/ Carl Tiedemann+*                   /s/ Hans Tiedemann+*
           Carl Tiedemann+*                         Hans Tiedemann+*


By: /s/ Carl Tiedemann+*
Name: Carl Tiedemann+*
Title: Senior Partner

Date: November 20, 2002

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one reporting person, see Instruction
     4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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